

October 15, 2014

Via E-mail
Mr. Gregory A. Lang
Chief Executive Officer
NovaGold Resources Inc.
789 West Pender Street, Suite 720
Vancouver, BC, V6C 1H2
Canada

> **Re:** **NovaGold Resources Inc.**
> **Form 10-K for the Fiscal Year Ended November 30, 2013**
> **Filed February 12, 2014**
> **Amendment No. 1 to Form 10-K**
> **for the Fiscal Year Ended November 30, 2013**
> **Filed March 27, 2014**
> **File No. 001-31913**

Dear Mr. Lang:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended November 30, 2013
Notes to Consolidated Financial Statements, page 75
Note 2 – Summary of Significant Accounting Policies, page 75
Investments in Affiliates, page 76

1.   We note the financial statements of Galore Creek Partnership are prepared in accordance with IFRS as issued by the IASB and in Canadian Dollars. Please confirm that in accounting for your equity method investment in Galore Creek Partnership that you convert the results into US GAAP and your functional currency. Please also consider expanding your policy disclosure accordingly.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended November 30, 2013
Exhibits and Financial Statement Schedules, page 41

2.   We note you have not included certifications from your principal executive and principal financial officers. Please amend your filing to include the certifications required by paragraphs (a) and (b) of Exchange Act Rule 13a-14. Please also refer to Item 601(b)(31) and (32) of Regulation S-K and Exchange Act Rules Compliance and Disclosure Interpretation Question 161.01, which can be found on our website at: http://www.sec.gov/divisions/corpfin/guidance/exchangeactrules-interps.htm.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact James Giugliano at (202) 551-3319, or Angela Halac at (202) 551-3398, if you have questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                        /s/Tia L. Jenkins

                                        Tia L. Jenkins
                                        Senior Assistant Chief Accountant
                                        Office of Beverages, Apparel, and
                                        Mining